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                     ASIA AUTOMOTIVE ACQUISITION CORPORATION
                             401 SOUTH OLD WOODWARD
                                    SUITE 450
                           BIRMINGHAM, MICHIGAN 48009
                                 (248) 593-8330




                                  April 7, 2006



Securities and Exchange Commission
Office of Emerging Growth Companies
Division of Corporation Finance
Mail Stop 3561
Washington DC 20549

Attention:  Duc Dang

         Re:      Asia Automotive Acquisition Corporation
                  Registration No. 333-127755

Ladies and Gentlemen:

         This letter is the request of Asia Automotive Acquisition Corporation to accelerate the effective date of Registration Statement No. 333-127755 filed on Form S-1, as amended, to 10:00 AM Eastern Time on Tuesday, April 11, 2006, or as soon thereafter as possible.

         In connection with the request for acceleration, the Registrant acknowledges the following:

              o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

              o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

              o the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                  Very truly yours,


                                  By: /s/ William R. Herren
                                      ---------------------
                                      William R. Herren
                                      Chairman of the Board

                                  By: /s/ Rudy Wilson
                                      ---------------------
                                      Rudy Wilson
                                      Chief Executive Officer

                                      Asia Automotive Acquisition Corporation

ACKNOWLEDGED AND AGREED:
Rodman & Renshaw, LLC

By: /s/ Jim Sundstrom
    ---------------------
    Jim Sundstrom
    Managing Director